21 March 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 21 March 2006 it purchased 1,200,000 Reed Elsevier PLC ordinary shares at a price of 544.5662 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 7,045,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,270,899,551 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 21 March 2006, it purchased 800,000 Reed Elsevier NV ordinary shares at a price of €11.7149 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 4,586,500 Reed Elsevier NV ordinary shares in treasury, and has 738,119,125 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).